SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

MEDICIS PHARMACEUTICAL CORPORATION

(Name of Subject Company (Issuer))

Medicis Pharmaceutical Corporation

(Name of Filing Person (Offeror))

2.5% Contingent Convertible Senior Notes due 2032

(Title of Class of Securities)

58470KAA2

(CUSIP Number of Class of Securities)

Seth L. Rodner

Executive Vice President, Chief Legal Officer and Corporate Secretary

Medicis Pharmaceutical Corporation

7720 North Dobson Road

Scottsdale, Arizona 85256

(602) 808-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

Copies to:

Charles K. Ruck, Esq.

Wesley C. Holmes, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Tel: (714) 540-1235

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$169,145,000	$19,385

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.5% Contingent Convertible Senior Notes due 2032 (the “Securities”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of May 3, 2012, there was $169,145,000 aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $169,145,000.

**	Previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable

Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

EXPLANATORY NOTE

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on May 3, 2012 by Medicis Pharmaceutical Corporation (the “Company”), as amended and supplemented by Amendment No. 1 thereto filed by the Company with the SEC on May 8, 2012, Amendment No. 2 thereto filed by the Company with the SEC on May 11, 2012, Amendment No. 3 thereto filed by the Company with the SEC on May 16, 2012 and Amendment No. 4 thereto filed by the Company with the SEC on May 21, 2012 (as amended and supplemented, the “Schedule TO”), with respect to the right of each holder (the “Holder”) of the Company’s 2.5% Contingent Convertible Senior Notes due 2032 (the “Securities”) to sell and the obligation of the Company to purchase the Securities, as set forth in the Company Notice to Holders of 2.5% Contingent Convertible Senior Notes due 2032, dated May 3, 2012 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option”).

This Amendment No. 5 is the final amendment to the Schedule TO. The Schedule TO, as amended and supplemented by this Amendment No. 5, is intended to satisfy the filing and disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Option expired at 5:00 p.m., New York City time, on June 1, 2012. The Company has been advised by Deutsche Bank Trust Company Americas, as trustee and paying agent (the “Paying Agent”), that, pursuant to the terms of the Option, Securities with an aggregate principal amount at maturity of $3,000 were validly surrendered and not withdrawn prior to the expiration of the Option. The Company has accepted for purchase all of the Securities validly surrendered and not withdrawn. The purchase price for the Securities pursuant to the Option was $1,000 per $1,000 principal amount at maturity. Accordingly, the aggregate purchase price for all the Securities validly surrendered and not withdrawn prior to the expiration of the Option was approximately $3,000. The Company has forwarded cash in payment of the purchase price to the Paying Agent to distribute to the Holders. After this purchase pursuant to the Option, approximately $169.1 million principal amount at maturity of the Securities remains outstanding.

Items 1 through 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDICIS PHARMACEUTICAL CORPORATION

Date: June 4, 2012	By:	/s/ Seth L. Rodner
Seth L. Rodner
Executive Vice President, Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

(a)(1)(A)*	Company Notice to Holders of 2.5% Contingent Convertible Senior Notes due 2032, dated May 3, 2012.

(a)(1)(B)*	Form W-9.

(b)	Not applicable.

(d)(1)	Indenture, dated as of June 4, 2002, between the Company, as issuer, and Deutsche Bank Trust Company Americas, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2002.

(g)	Not applicable.

(h)	Not applicable.

*Previously Filed on Schedule TO